FORM 3
      U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
              WASHINGTON, D.C.  20549              |    OMB APPROVAL     |
               INITIAL STATEMENT OF                |_____________________|
        BENEFICIAL OWNERSHIP OF SECURITIES         |OMB NUMBER: 3235-0104|
                                                   |EXPIRES:             |
                                                   | SEPTEMBER 30, 1998  |
    Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
      Securities Exchange Act of 1934,             |BURDEN HOURS         |
     Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
       Holding Company Act of 1935                 |_____________________|
    or Section 30(f) of the Investment
           Company Act of 1940
   ____________________________________________________________________________
   1. Name and Address of Reporting Person

                              HFS Incorporated
   ____________________________________________________________________________
     (Last)                      (First)                    (Middle)

                               6 Sylvan Way
   ____________________________________________________________________________
                                (Street)

   Parsippany                    New Jersey                 07054
   ____________________________________________________________________________
     (City)                      (State)                      (Zip)

   ____________________________________________________________________________
   2. Date of Event Requiring Statement (Month/Day/Year)

                           November 19, 1997
   ____________________________________________________________________________

   3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

   ____________________________________________________________________________
   4. Issuer Name and Ticker or Trading Symbol

                        Jackson Hewitt Inc. (JTAX)
   ____________________________________________________________________________
   5. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER (CHECK ALL APPLICABLE)
    (  ) DIRECTOR
    ( X) 10% OWNER
    (  ) OFFICER (GIVE TITLE BELOW)
    (  ) OTHER (SPECIFY TITLE BELOW)
    _____________________________________
   ____________________________________________________________________________
   6. IF AMENDMENT, DATE OF ORIGINAL (MONTH/DAY/YEAR)

   ____________________________________________________________________________
   7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)
       X FORM FILED BY ONE REPORTING PERSON
      ___FORM FILED BY MORE THAN ONE REPORTING PERSON

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   TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
   ____________________________________________________________________________
   |1. TITLE OF SECURITY|2. AMOUNT OF   |3. OWNERSHIP  |4. NATURE OF INDIRECT  |
   |   (INSTR. 4)       |   SECURITIES  |   FORM DIRECT|   BENEFICIAL OWNERSHIP|
   |                    |   BENEFICIALLY|   DIRECT (D) |   (INSTR. 5)          |
   |                    |   OWNED       |   OR INDIRECT|                       |
   |                    |   (INSTR. 4)  |   (I) (INSTR.|                       |
   |                    |               |   5)         |                       |
   |____________________|_______________|______________|_______________________|


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   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
     (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
   ____________________________________________________________________________
   1. Title of Derivative Security (Instr. 4)
      Right to acquire Common Stock (1)
      Right to vote Common Stock (2)
   ___________________________________________________________________________
   2. Date Exercisable and Expiration Date (Month/Day/Year)
             (1)  (2)                                  (1)  (2)
       ____________________                      ______________________
         Date Exercisable                          Expiration Date
   ____________________________________________________________________________
   3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)
          Common Stock                               (1)  (2)
      __________________________           _____________________________
              Title                         Amount or Number of Shares
   ____________________________________________________________________________
   4. Conversion or Exercise Price of Derivative Security

           (1)
   ____________________________________________________________________________
   5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)(Instr. 5)

           I(1)        D(2)
   ____________________________________________________________________________
   6. Nature of Indirect Beneficial Ownership (Instr. 5)

   Through HJ Acquisition Corp., a wholly owned subsidiary
   ============================================================================

 EXPLANATION OF RESPONSES: See attached footnotes (1) and (2).

  HFS Incorporated

  By:  /s/ James E. Buckman                          December 1, 1997
  ___________________________________           ____________________
 **  SIGNATURE OF REPORTING PERSON                     DATE
   Name:  James E. Buckman
   Title: Senior Executive Vice President &
             General Counsel
   _____________________________

 ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
     SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOR REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB NUMBER.
 =============================================================================


          (1) On November 19, 1997, HFS Incorporated ("Parent"), HJ Acquisition Corp., a wholly owned subsidiary of Parent (the "Purchaser"), and Jackson Hewitt Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the commencement by the Purchaser of a tender offer for all of the shares of common stock, par value $0.02 (the "Shares"), of the Company (the "Offer"), and the merger of the Purchaser with and into the Company.
          In connection with the Merger Agreement, Parent, the Purchaser and the Company entered into a Stock Option Agreement (the "Stock Option Agreement") pursuant to which, among other things, the Company granted the Purchaser an irrevocable option to purchase up to 1,326,331 Shares at a price of $68.00 per Share payable in cash, upon the occurrence of certain conditions specified in the Stock Option Agreement.

          (2) On November 19, 1997, Parent and the Purchaser entered into Shareholders Agreements (collectively, the "Shareholders Agreements"), with each of the Company's directors and executive officers and with a shareholder of the Company (collectively, the "Selling Shareholders") who beneficially own an aggregate of 817,593 Shares, of which 316,074 Shares are issuable upon exercise of stock options. Pursuant to the Shareholders Agreements, among other things, each Selling Shareholder has (i) agreed to tender its Shares in the Offer (including any Shares that are issued upon exercise of its stock options prior to the expiration of the Offer) and (ii) delivered a proxy to Parent to vote, or grant a consent or approval in respect of, its Shares in respect of certain matters.